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                                    FORM N-8F

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.      GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

        /X/    MERGER
        / /    LIQUIDATION
        / /    ABANDONMENT OF REGISTRATION

        (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
        / /    Election of status as a BUSINESS DEVELOPMENT COMPANY
        (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.      Name of fund: UBS Mutual Funds Securities Trust

3.      Securities and Exchange Commission File No.: 811-09745

4.      Is this an initial Form N-8F or an amendment to a previously filed Form
        N-8F?

        /X/    Initial Application     / /     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State and Zip Code):

        51 West 52nd Street
        New York, NY 10019-6114

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

        David M. Goldenberg
        51 West 52nd Street
        New York, NY  10019-6114
        (212) 882-5572

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7.      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,.31a-2]:

        UBS Global Asset Management (US) Inc.
        51 West 52nd Street
        New York, NY 10019-6114
        (212) 882-5000


        NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.      Classification of fund (check only one):

               /X/      Management company;
               / /      Unit investment trust; or
               / /      Face-amount certificate company.

9.      Subclassification if the fund is a management company (check only one):

               /X/      Open-end       / /     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

        The fund is a business trust organized and existing under the laws of the State of Delaware and consists of two series, UBS Enhanced S&P 500 Fund and UBS Enhanced Nasdaq-100 Fund (each a "Series").

11. Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund's contracts with those advisors have been terminated:

        UBS Global Asset Management (US) Inc., served as investment advisor and is located at 51 West 52nd Street, New York, NY 10019-6114.

        DSI International Management, Inc., served as investment sub-advisor and is located at 400 Atlantic Street, Stamford, CT 06901 and was previously located at 301 Merritt 7, 2nd Floor, Norwalk, CT 06851.

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12.     Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated.

        UBS Global Asset Management (US) Inc., the fund's principal underwriter, is located at 51 West 52nd Street, New York, NY 10019-6114.

13.     Not applicable.

14.     Not applicable.

15.     (a)    Did the fund obtain approval from the board of directors
               concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               /X/ Yes           / / No

        If Yes, state the date on which the board vote took place: July 23, 2003. If No, explain:

        (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               /X/ Yes           / / No

               If Yes, state the date on which the shareholder vote took place:
               October 29, 2003 If No, explain:

II.     DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

               /X/ Yes           / / No

        (a) If Yes, list the date(s) on which the fund made those distributions: November 5, 2003

        (b)    Were the distributions made on the basis of net assets?

               /X/ Yes           / / No

        (c)    Were the distributions made PRO RATA based on share ownership?

               /X/ Yes           / / No

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        (d)    If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

        (e)    LIQUIDATIONS ONLY:

               Were any distributions to shareholders made in kind?
               / / Yes           / / No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.     Not applicable.

18.     Has the fund distributed ALL of its assets to the fund's shareholders?
               /X/ Yes           / / No

        If No,
        (a) How many shareholders does the fund have as of the date this form is filed?
        (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

               / / Yes           /X/ No

        If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.    ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

               / / Yes           /X/ No

        If Yes,

        (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
        (b)    Why has the fund retained the remaining assets?
        (c)    Will the remaining assets be invested in securities?

               / / Yes           / / No

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21.     Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

               / / Yes           /X/ No

        If Yes,
        (a)    Describe the type and amount of each debt or other liability:
        (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.     INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.     (a)    List the expenses incurred in connection with the Merger or
               Liquidation:

        (i)    Legal expenses:                                                                  $50,000
        (ii)   Accounting expenses:                                                              10,000
        (iii)  Other expenses (list and identify separately):
               -   Proxy filing, print & mailing                                                 60,000
               -   Shareholder proxy services                                                    50,000
                                                                                                 ------
        (iv)   Total expenses (sum of lines (i)-(iii) above):                                  $170,000
        (b)    How were those expenses allocated?                               Specifically by invoice

        (b)    Who paid those expenses?

               UBS Global Asset Management (US) Inc. paid all of the expenses of the Merger.

        (d)    How did the fund pay for unamortized expenses (if any)?                   Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

               / / Yes           /X/ No

        If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.      CONCLUSION OF FUND BUSINESS

24.     Is the fund a party to any litigation or administrative proceeding?

               / / Yes           /X/ No

        If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

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25.     Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

               / / Yes           /X/ No

        If Yes, describe the nature and extent of those activities:

VI.     MERGERS ONLY

26.     (a)    State the name of the fund surviving the Merger: UBS Enhanced S&P
               500 Fund merged into UBS S&P 500 Index Fund, a series of UBS
               Index Trust. UBS Enhanced Nasdaq-100 Fund merged into UBS U.S.
               Small Cap Growth Fund, a series of The UBS Funds.

        (b) State the Investment Company Act file number of the fund surviving the Merger:
               UBS S&P 500 Index Fund: File No. 811-8229
               UBS U.S. Small Cap Growth Fund: File No. 811-6637.

        (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

               File No. 333-107712, Form N-14, filed on August 6, 2003 for UBS S&P 500 Index Fund.

               File No. 333-107707, Form N-14AE filed on August 6, 2003 for UBS U.S. Small Cap Growth Fund.

        (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

        The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of UBS Mutual Funds Securities Trust, (ii) he is the Assistant Secretary and Vice President of UBS Mutual Funds Securities Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief .


                                                      /s/ David M. Goldenberg
                                               ---------------------------------
                                               Name:  David M. Goldenberg
                                               Title: Vice President and
                                                      Assistant Secretary